Exhibit 99.19

enCore Energy Corp.

TSX.V:EU

enCore Energy Corp.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
enCore Energy Corp.

Opinion

We have audited the accompanying consolidated financial statements of enCore Energy Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor’s report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

1200 - 609 Granville Street, P.O. Box10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Glenn Parchomchuk.

Vancouver, Canada	Chartered Professional Accountants

April 29, 2021

ENCORE ENERGY CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)
As at December 31, 2020 and 2019

	Notes	2020	2019
ASSETS
Current
Cash		$6,603,281	$2,787,118
Receivables and prepaid expenses		323,563	38,003
		6,926,844	2,825,121
Intangible assets	5	653,336	334,286
Property, plant and equipment	6	1,890,494
Investments	4	604,692
Mineral properties	8	8,413,379	5,016,675
Reclamation deposit	8	108,859	111,047
Right of use asset	6	11,289
Restricted cash	2	4,834,070
Total assets		$23,442,963	$8,287,129
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		$468,683	$68,212
Note payable	7,12	421,346
Due to related parties	11	2,955	311,712
Lease liability - current	6	7,316
		900,300	379,924
Non - current
Asset retirement obligations	9	6,670,432
Lease liability - non-current	6	3,973
Total liabilities		7,574,705	379,924
Shareholders’ Equity
Share capital	10	36,093,475	26,792,041
Share subscriptions received	10		19,165
Contributed surplus	10	2,718,737	1,587,071
Accumulated other comprehensive income		499,522	640,978
Deficit		(23,443,476)	(21,132,050)
Total shareholders’ equity		15,868,258	7,907,205
Total liabilities and shareholders’ equity		$23,442,963	$8,287,129

Nature of operations and going concern (Note 1)

Subsequent Events (Note 18)

Approved by the Board of Directors:

"William M. Sheriff'	“William B. Harris”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE ENERGY CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

	Notes	2020	2019
Expenses
Amortization	5	$25,715	$25,714
Consulting		103,898	186,544
Office and administration	11	99,414	98,085
Professional fees		174,246	112,164
Project investigation		5,170
Promotion and shareholder communications		108,811	9,039
Travel		48,503	61,717
Transfer agent and filing fees		76,658	63,244
Staff costs	11	538,838	408,493
Stock option expense	10,11	1,079,962	401,615
		(2,261,215)	(1,366,615)
Interest income		28,701	30,642
Foreign exchange loss		(14,094)	(36,705)
Gain on extinguishment of accounts payable	11	80,490
Share of loss from associate	4	(50,743)
Loss for the year		(2,216,861)	(1,372,678)
Other comprehensive loss
Exchange differences on translating foreign operations		(141,456)	(212,713)
Comprehensive loss for the year		$(2,358,317)	$(1,585,391)
Basic and diluted loss per share		$(0.01)	$(0.01)
Weighted average number of common shares outstanding, basic and diluted		151,260,348	133,747,739

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE ENERGY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	$(2,216,861)	$(1,372,678)

Items not affecting cash:
Amortization	25,715	25,714
Stock option expense	1,079,962	401,615
Gain on extinguishment of accounts payable	(80,490)
Share of loss from associate	50,743
Changes in non-cash working capital items:
Receivables and prepaids	(88,149)	(20,903)
Accounts payable and accrued liabilities	19,649	16,912
Due to related parties	(238,514)	73,314
Net cash used in operating activities	(1,447,945)	(876,026)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash acquired in Westwater asset acquisition	522,589
Transaction costs	(82,461)
Cash paid to Westwater	(953,999)
Investment in associate	(750,000)
Acquisition of electronic data from signal equities	(90,125)
Mineral properties expenditures	(309,949)	(307,916)
Net cash used in investing activities	(1,663,945)	(307,916)

CASH FLOWS FROM FINANCING ACTIVITIES

Private placements	4,800,000	2,679,882
Share issuance costs	(295,091)	(167,584)
Exercise of warrants	2,374,290	316,833
Exercise of stock options	63,188	193,750
Share subscriptions received		19,165
Net cash provided by financing activities	6,942,387	3,042,046
Effect of exchange rate changes on cash	(14,334)	3,388
Change in cash	3,816,163	1,861,492
Cash, beginning	2,787,118	925,626
Cash, end	$6,603,281	$2,787,118

Supplemental cash flow information - Note 16

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE ENERGY CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

	Number of Shares	Share Capital	Shares Subscribed	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total
Balance as at December 31, 2018	118,326,084	$23,903,536	$-	$1,051,080	$853,691	$(19,759,372)	$6,048,935
Private placements	17,865,878	2,411,894		267,988			2,679,881
Share subscriptions received			19,165	-		-	19,165
Share issuance costs		(167,584)	-	-			(167,583)
Finders’ warrants issued		(103,210)	-	103,210
Shares issued for exercise of warrants and finders’ warrants	3,775,001	484,505	-	(167,672)		-	316,833
Shares issued for exercise of stock options	3,837,500	262,900	-	(69,150)			193,750
Stock option expense				401,615			401,615
Loss and comprehensive loss for the year			-		(212,713)	(1,372,678)	(1,585,391)
Balance as at December 31, 2019	143,804,463	$26,792,041	$19,165	$1,587,071	$640,978	$(21,132,050)	$7,907,205
Private placements	12,000,000	4,800,000		-			4,800,000
Shares issuance costs		(394,042)		98,952			(295,090)
Shares issued for exercise of warrants	19,202,387	2,393,455	(19,165)	-			2,374,290
Shares issued for exercise of stock options	781,250	110,435	-	(47,248)			63,187
Stock option expense				1,079,962			1,079,962
Shares issued for share purchase agreement	2,571,598	2,391,586	-				2,391,586
Adjustment to investment in associate		-	-	-		(94,565)	(94,565)
Loss and comprehensive loss for the year					(141,456)	(2,216,861)	(2,358,317)
Balance as at December 31, 2020	178,359,698	$36,093,475	$-	$2,718,737	$499,522	$(23,443,476)	$15,868,258

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition and exploration of resource properties in the United States. The Company’s common shares trade on the TSX Venture Exchange under the symbol “EU” and on the OTCQB Venture Market under the symbol “ENCUF”.

The Company’s head office is located at #250 - 200 Burrard Street, Vancouver, BC.

The consolidated financial statements have been prepared assuming the Company will continue on a going- concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. For the year ended December 31, 2020, the Company reported a net loss of $2,216,861, had working capital of$6,026,544 (2019 - $2,445,197) and an accumulated deficit of$23,443,476 (2019 - $21,132,050). These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption not appropriate. Such adjustments could be material.

Management estimates that it has adequate working capital to fund all of its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets or raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these consolidated financial statements are based on IFRS issued and effective as of December 31, 2020.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in Canadian dollars unless otherwise specified. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These consolidated financial statements were approved for issuance by the audit committee of the board of directors on April 28, 2021.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

	Country of	Ownership		Functional
Name of Subsidiary	Incorporation	Interest	Principal Activity	Currency
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration	USD
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration	USD
URI, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Neutron Energy, Inc.	Nevada, USA	100%	Mineral Exploration	USD
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Uranium Resources, Inc.	Delaware, USA	100%	Mineral Exploration	USD
HRI-Chruchrock, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Hydro Restoration Corp.	Delaware, USA	100%	Mineral Exploration	USD
Belt Line Resources, Inc.	Texas, USA	100%	Mineral Exploration	USD
Cibola Resources, Inc.	Delaware, USA	100%	Mineral Exploration	USD

Cash

Cash is comprised of cash held at banks and demand deposits.

Restricted Cash

Funds deposited by the Company for collateralization of performance obligations are not available for the payment of general corporate obligations. The bonds are collateralized performance bonds required for future restoration and reclamation obligations related to URI, Inc’s South Texas operations (Note 9).

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates, using a pretax rate that reflects the time value of money, are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in a provision due to the passage of time is recognized as finance expense.

Mineral properties

Costs related to the acquisition of mineral property interests are capitalized. Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of property option agreements. Such payments are made entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Investments in associates

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the earnings or loss. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property, Plant and Equipment

Uranium Plants

Uranium plant expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Other Property, Plant and Equipment

Other property, plant and equipment consists of office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Intangible Assets

Intangible assets are recognized and measured at cost. Intangible assets with indefinite useful lives are assessed for impairment annually and whenever there is an indication that the intangible asset may be impaired. Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate

Impairment of financial and non-financial assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and the value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects a current market assessment of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Leases

In accordance with IFRS 16, the company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset represents our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term using a discount rate of9.5%. The company currently only has one operating lease, for a copier at the South Texas operations.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences are not provided for the initial recognition of assets or liabilities that do not affect either accounting or taxable loss or those differences relating to investments in subsidiaries to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it is not recorded.

Foreign exchange

The financial statements for the Company and each of its subsidiaries are prepared using their functional currencies. Functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Company is the Canadian dollar. The functional currency of enCore Energy Corp. is the Canadian dollar and the functional currency of all its subsidiaries is the US dollar.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.

Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are charged to loss and comprehensive loss.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign exchange (cont’d)

The statement of financial position of each foreign subsidiary is translated into Canadian dollars using the exchange rate at the statement of financial position date and the statement of loss and comprehensive loss is translated into Canadian dollars using the average exchange rate for the period. All gains and losses on translation of a subsidiary from the functional currency to the presentation currency are charged to other comprehensive income (loss).

Basic and diluted loss per share

Basic earnings or loss per share represents the income or loss for the period, divided by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share represents the income or loss for the period, divided by the weighted average number of common shares outstanding during the period plus the weighted average number of dilutive shares resulting from the exercise of stock options, warrants and other similar instruments when the inclusion of these would not be anti-dilutive.

Share-based payments

The fair value of all stock options granted to directors, officers, and employees is recorded as a charge to operations and a credit to contributed surplus. The fair value of these stock options is measured at the grant date using the Black-Scholes option pricing model. The fair value of stock options which vest immediately is recorded at the grant date. For stock options which vest in the future, the fair value of stock options, as adjusted for the expected level of vesting of the stock options and the number of stock options which ultimately vest, is recognized over the vesting period. Stock options granted to non-employees are measured at the fair value of goods or services rendered or at the fair value of the instruments issued, if it is determined that the fair value of the goods or services received cannot be reliably measured. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Warrants issued to brokers are measured at their fair value on the vesting date and are recognized as a deduction from equity and credited to contributed surplus. The fair value of stock options and warrants issued to brokers are estimated using the Black-Scholes option pricing model. Any consideration received on the exercise of stock options and/or warrants, together with the related portion of contributed surplus, is credited to share capital.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore its exploration and evaluation assets. These equity financing transactions may involve the issuance of common shares or units. Each unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement, the Warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the agreement. Warrants that are part of units are valued based on the residual value method. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCT”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial instruments (cont’d)

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in confonnity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Although management uses historical experience and its best knowledge of the expected amounts, events or actions to form the basis for estimates, actual results may differ from these estimates.

Critical accounting estimates:

The assessment of the recoverable amount of mineral properties as a result of impairment indicators - When indicators of impairment are identified, recoverable amount calculations are based either on discounted estimated future cash flows or on comparable recent transactions. The assumptions used are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these assumptions may alter the results of impairment testing, the amount of the impairment charges recorded in the statement ofloss and comprehensive loss and the resulting carrying values of assets.

Share-based payments -The fair value of stock options issued is subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont’d)

Recovery of deferred tax assets - Judgment is required in detennining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. The Company has not recorded any deferred tax assets.

Amortization and impairment of intangible assets - Amortization of intangible assets is dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Critical accounting judgments:

The assessment of indicators of impairment for mineral properties - The Company follows the guidance of IFRS 6 to determine when a mineral property asset is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the results of exploration and evaluation activities to date and the Company’s future plans to explore and evaluate a mineral property.

Business combinations -The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits. The acquisition of URI, Inc, Neutron Energy, Inc, Uranco, Inc, Cibola Resources, Inc, Uranium Resources, Inc, HRI- Churchrock, Inc, Hydro Restoration Corporation, and Belt Line Resources, Inc on the December 31, 2020 transaction (Note 7) were determined to constitute an acquisition of assets.

Determination of functional currency - In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company is the Canadian dollar and the functional currency of its subsidiaries is the U.S. dollar.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

4.	INVESTMENT IN ASSOCIATE

During the year ended December 31, 2020, the Company acquired 12,000,000 shares of Group 11 Technologies Inc. (“Group 11”), a US-based technology firm, representing 40% of the issued and outstanding shares of Group 11. The Company had advanced $750,000 in accordance with the Letter of Intent with EnviroLeach Technologies Inc. and Golden Predator Mining Corp. to establish Group 11. The Company has determined that it exercises significant influence over Group 11 and accounts for this investment using the equity method of accounting.

During the year ended December 31, 2020, the Company recorded its proportionate share of Group 11’s net loss of $50,743 (2019 - $Nil) on the consolidated statements of loss and comprehensive loss. In addition, the investment has been adjusted down $94,565 to a reflect a 40% ownership in the net book value of the associate.

The following table summarizes the financial information of Group 11 on a 100% basis:

Net Assets of Group 11 (100%)
Cash	$482,928
Current Assets	41,279
Equipment	200,000
Mineral Properties	55,243
Intangible Assets	748,941
Liabilities	(16,662)
Balance, December 31, 2020	$1,511,729

Net Loss, December 31, 2020	$(126,857)

The following table is a reconciliation of the carrying value of the investment in Group 11:

Balance, December 31, 2018 and 2019	$
Group 11 shares acquired		750,000
Adjustments to carrying value:
Proportionate share of net loss		(50,743)
Adjustment to investment in Group 11		(94,565)
Balance, December 31, 2020		$604,692

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

5.	INTANGIBLE ASSETS

Intangible Assets

During the year ended December 31, 2018, the Company entered into an agreement with VANE Minerals (US) LLC (“VANE”) which grants the Company exclusive access to certain VANE uranium exploration data and information as well as a first right ofrefusal covering seven of Vane’s current uranium projects in Arizona and Utah. In exchange for this exclusive access and rights, the Company issued 3,000,000 common shares at a fair value of $360,000 and has granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years and may be renewed by the Company by written notice for three successive renewal periods of three years each. Thus, the Company’s access to these data may extend for 14 years. The intangible assets have been determined to have a life of 14 years.

On December 7, 2020 the Company acquired from Signal Equities, LLC, through a data purchase agreement, certain electronic data pertaining to properties and geology situated in South Texas. Through this agreement, enCore acquired ownership rights to this data permanently. The intangible asset thereby acquired has been determined to have an indefinite life and therefore will not be amortized, but reviewed for impairment annually and more frequently if required.

On December 31, 2020 through an asset acquisition with Westwater Resources, Inc. enCore acquired the Grants Mineral Belt database. The Grants Mineral Belt Database is a uranium information database of historic drill hole logs, assay certificates, maps, and technical reports for the western United States. The acquisition of this data resulted in permanent purchase agreement of the data by enCore. Thus, the intangible asset has been determined to have an indefinite life and therefore will not be amortized, but reviewed for impairment annually and more frequently if required.

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of intangible asset

Category	Range
Data Access Agreement	Straight-line over 14 years
Data Purchases	Indefinite life intangible asset

The following table summarizes the continuity of the Company’s intangible assets:

	VANE Agreement	Signal Equities Database		Grants Mineral Belt Database		Total Intangible Assets
Balance, December 31, 2018	$360,000	$		$		$360,000
Accumulated Amortization:	(25,714)					(25,714)
Balance, December 31, 2019	334,286					334,286
Additions:			90,125		254,640	344,765
Accumulated Amortization:	(25,715)					(25,715)
Balance, December 31, 2020	$308,571		$90,125		$254,640	$653,336

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

6.	PROPERTY PLANT AND EQUIPMENT

Uranium Plants

Through the acquisition of assets from Westwater Resources, Inc the Company acquired two licensed processing facilities located at the Kingsville Dome project and at the Rosita project located in South Texas. Each of these plants have been idle since 2009 and each will require significant capital expenditures to return them to current productive capacity. The Company also has portable satellite ion exchange equipment at the Kingsville Dome project and the Rosita project.

Other Property, Plant and Equipment

Other property, plant and equipment consists of office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of assets

Category	Range
Uranium Plants	Straight-line over 15-25 years
Other Property Plant and Equipment	Straight-line over 3-5 years

	Uranium Plants		Other Property Plant and Equipment		Total
Balance, December 31, 2018	$		$		$

Additions
Disposals
Depreciation
Impairment
Currency translation adjust

Balance, December 31, 2019

Additions		1,522,884		367,610		1,890,494
Disposals
Depreciation
Impairment
Currency translation adjust
Balance, December 31, 2020		$1,522,884		$367,610		$1,890,494

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

6.	PROPERTY PLANT AND EQUIPMENT (cont’d)

Right of use Asset

Through the acquisition of URI, Inc the company acquired a contractual arrangement to lease a copier through August 8, 2022. The terms of the lease call for minimum monthly lease payments of $499.

The Company recorded a right-of use asset based on the corresponding lease obligation. A right-of-use asset and lease obligation of $11,289 was recorded as of December 31, 2020. When measuring the present value of lease obligations the Company discounted the remaining lease payments using the estimated borrowing rate of 9.5%.

The change in the right-of-use asset during the year ended December 31, 2020 was as follows:

Balance - December 31 2019	$

Acquisition of Lease
Amortization		11,289

Balance - December 31, 2020		$11,289

The change in the lease liability during the year ended December 31, 2020 was as follows:

Balance - December 31, 2019	$
Acquisition of Lease		11,289
Lease payments made
Interest expense
		11,289
Less: current portion		(3,973)

Balance - December 31, 2020		$7,316

Future lease payments are as follows for the periods ending December 31:

2021	$5,988
2022	$3,493

7.	ASSET ACQUISITION

On December 31, 2020 enCore Energy Corp. and Westwater Resources, Inc. “Westwater” entered into a securities purchase agreement pursuant to which enCore acquired 100% of Westwater’s subsidiaries engaged in the uranium business in Texas and New Mexico on the terms and subject to the conditions in the Purchase Agreement. The Transaction closed December 31, 2020.

At the closing of the transaction, enCore made a cash payment of $953,999 and issued 2,571,598 common shares valued at $2,391,586. Westwater and Neutron Holdings transferred all of the equity interests in the uranium subsidiaries to enCore along with a copy of a database relating to the Grants Mineral Belt located in New Mexico. In addition, enCore delivered to Westwater a 2% net smelter return royalty on production from the uranium properties held by Uranco, Inc. in New Mexico at the time of the closing, and a 2.5% net profits interest on the profits from operations of Neutron Energy, Inc.’s Juan Tafoya and Cebolleta Projects. Pursuant to the terms of the Purchase Agreement, enCore also replaced the indemnification obligations of Westwater for certain reclamation surety bonds held in the name of URI, Inc., and Westwater assigned and transferred to enCore all rights to cash collateral held to secure such indemnity obligations.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

7.	ASSET ACQUISITION (cont’d)

Also, at the closing, Westwater delivered $424,128 in unrestricted cash to enCore, to be held aside for the loan made to URI, Inc. in May 2020 pursuant to the Small Business Administration Paycheck Protection Program (the “PPP Loan”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The amount will be released to Westwater upon, and subject to, forgiveness of the PPP Loan under the terms of the CARES Act. In the event that all or a portion of the PPP Loan is ineligible for forgiveness, the unforgiven amount plus any interest due will be paid to the lender from the held funds and the remaining balance will be released to Westwater. No assurance is provided that URI, Inc. will obtain forgiveness of the PPP Loan in whole or in part.

The Company’s acquisition is being accounted for as an acquisition of net assets as the transaction did not qualify as a business combination under IFRS 3 Business Combinations. The allocation of the consideration to the assets and liabilities acquired are as follows:

Consideration
Cash	$953,999
Value of2,571,598 common shares issued	2,391,586
Transaction costs	82,461
Total consideration value:	$3,428,046

Cash payment was made for the excess value of the cash collateral portion of the financial assurance for reclamation.

Net assets acquired
Cash	$522,588
Restricted cash	4,834,070
Prepaids	197,432
Property, plant & equipment	1,890,494
Right of use asset	11,289
Intangible asset	254,640
Exploration and evaluation assets	3,201,421
Asset retirement obligation	(6,670,432)
Lease liability	(11,289)
Notes payable	(421,346)
Accounts payable and accrued liabilities	(380,821)
Net assets acquired:	$3,428,046

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

8.	MINERAL PROPERTIES

		Marquez &
	McKinley,	Nose			Other
	Crownpoint &	Rock,	Moonshine		Properties,	Ceboletta,	Juan
	Hosta Butte,	Treeline,	Springs,	Metamin	Utah &	New	Tafoya,
	New Mexico	New Mexico	Arizona	Properties	Wyoming	Mexico	New Mexico	Total
Balance, December 31, 2018	$3,021,730	$860,070	$236,649	$485,976	$328,545	$	$-	$4,932,970
Exploration costs:
Maintenance and lease fees		42,454	8,731	157,918	52,354			261,457
Personnel				28,409	-			28,409
Environmental and reclamation				18,050				18,050

Currency translation adjustment	(144,862)	(42,130)	(11,530)	(8,830)	(16,859)			(224,211)
Balance, December 31, 2019	2,876,868	860,394	233,850	681,523	364,040	-		5,016,675
Acquisition costs:
Asset acquisition (Note 7)						1,949,583	1,251,838	3,201,421
Exploration costs:
Maintenance and lease fees	1,006	79,055	2,187	125,248	95,073			302,569
Personnel				7,378				7,378
Currency translation adjustment	(56,756)	(20,985)	(4,721)	(20,186)	(12,016)			(114,664)
Balance, December 31, 2020	$2,821,118	$918,464	$231,316	$793,964	$447,097	$1,949,583	$1,251,838	$8,431,379

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

8.	MINERAL PROPERTIES (cont’d)

Marquez, New Mexico

The Marquez project consists of private mineral leases located in McKinley and Sandoval counties of New Mexico.

Nose Rock, New Mexico

The Nose Rock Project is located in McKinley County, New Mexico, on the northern edge of the Grants Uranium District. The Nose Rock property consists of 42 owned unpatented lode mining claims.

Moonshine Springs, Arizona

The Moonshine Springs project is located in Mohave County, Arizona. The project comprises 23 owned unpatented lode mining claims along with 7 unpatented lode mining claims under lease.

Other Properties

The White Canyon District, Utah property package includes the Geitus, Blue Jay, Marcy Look, and Cedar Mountain projects, which are located 40-65 miles to the northwest of the White Mesa Mill at Blanding County, Utah.

Crownpoint and Hosta Butte Properties

The Company owns a 100% interest in McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project. area, subject to a 3% gross profit royalty on uranium produced.

Metamin

During the year ended December 31, 2018, the Company entered into an agreement with Metamin Enterprises Inc. (“Metamin”), a private British Columbia company, to acquire Metamin’s wholly owned subsidiary, “MEUS”, which included prospective uranium mining properties located in the States of Arizona, Utah and Wyoming, USA. Pursuant to the agreement, the Company paid Metamin $55,000 in cash and $114,938 in property holding costs, replaced a $110,185 ($85,500 USD) cash bond and issued 3,000,000 common shares at a fair value of$150,000 as consideration for the acquisition. As at December 31, 2020, the Company holds a reclamation bond of $108,859 ($85,500 USD) (December 31, 2019 - $111,047 ($85,500 USD)) related to the property.

Ceboletta

The Cebolleta project is situated in the eastern-most portion of Cibola County, New Mexico. The lands that comprise the Cebolleta uranium project are owned in fee by La Merced del Pueblo de Cebolleta [the “Cebolleta Land Grant” (CLG)].

Juan Tafoya

The Juan Tafoya uranium project is situated in west-central New Mexico, near the Marquez community located in Cibola County. The Juan Tafoya project is comprised of 26 leases from the Juan Tafoya Land Corporation (“JTLC”), and an additional 25 leases held by individuals that are enclosed by the Juan Tafoya Land Corporation lease.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

9.	ASSET RETIREMENT OBLIGATION

URI, Inc is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for its assets in South Texas. These projects must be returned to the pre-existing or background average quality after completion of mining. Through its acquisition of assets from Westwater Resources, Inc enCore has assumed an asset retirement obligation at December 31, 2020 of $6,670,432. Annually, the company updates this reclamation provision based on cash flow estimates, discount and inflation rates, and changes in regulatory requirements and settlements. This review results in an adjustment to the asset retirement obligation asset in addition to the outstanding liability balance. The inflation factor used in this calculation, set by the Texas Commission on Environmental Quality (TCEQ) in 2020 was 1.8 percent and the interest rate used to discount future cash flows was 11 percent.

10.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the year ended December 31, 2020, the Company issued:

i)	12,000,000 units for private placement at a price of $0.40 per unit, for gross proceeds of $4,800,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $0.60 for a period of three years. The warrants may be accelerated under certain terms if the stock closes for 5 trading days at $0.90 or more. The Company paid commissions totaling $204,001, other cash costs of $91,089 and issued 344,250 finders’ warrants valued at $98,952. The finder’s warrants are exercisable into one common share of the Company at a price of $0.40 for three years from closing.

ii)	19,202,387 shares for warrants exercised, for gross proceeds of $2,393,455 (of which $19,165 was received during the year ended December 31, 2019);

iii)	781,250 shares for stock options exercised, for gross proceeds of $63,188; and

iv)	2,571,598 shares valued at $2,391,586 in relation to an asset acquisition agreement (Note 7).

During the year ended December 31, 2019, the Company issued:

i)	17,865,878 units for private placement at a price of $0.15 per unit, for gross proceeds of $2,679,881. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $0.225 for a period of three years. The warrants may be accelerated under certain terms if the stock closes for 15 trading days at $0.45 or more. The Company paid commissions totaling $147,471, other cash costs of $20,112 and issued 938,272 finders’ warrants valued at $103,210. The finder’s warrants are exercisable into one common share of the Company at a price of$0.15 for three years from closing.

ii)	3,775,001 common shares on the exercise of warrants for proceeds of $316,833; and

iii)	3,837,500 common shares on the exercise of stock options for proceeds of $193,750.

Stock options

The Company has adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d)

Stock options (cont’d)

The Company’s stock options outstanding at December 31, 2020 and the changes for the periods then ended, are as follows:

	Outstanding Options	Weighted Average Exercise Price
Balance, December 31, 2018	5,510,000	$0.06
Granted	4,765,000	0.15
Exercised	(3,837,500)	0.05
Forfeited/expired	(97,500)	0.06
Balance, December 31, 2019	6,340,000	0.13
Granted	5,465,000	0.29
Exercised	(781,250)	0.08
Forfeited/expired	(307,500)	0.11
Balance, December 31, 2020	10,716,250	$0.22
Exercisable, December 31, 2020	4,548,750	$0.18

As at December 31, 2020, incentive stock options outstanding were as follows:

Expiry Date	Outstanding Options	Exercise Price ($)
January 6, 2021	25,000	$0.05
May 11, 2022	300,000	0.10
May 15, 2023	500,000	0.06
January 8, 2024	357,500	0.125
March 27, 2024	200,000	0.135
June 3, 2024	3,888,750	0.15
March 25, 2025	50,000	0.115
May 21, 2025	3,180,000	0.205
September 1, 2025	300,000	0.35
September 10, 2025	1,700,000	0.45
October 5, 2025	75,000	0.40
November 25, 2025	100,000	0.415
December 7, 2025	40,000	0.480
	10,716,250

During the year ended December 31, 2020, the Company granted an aggregate of5,465,000 (2019-4,765,000) stock options to directors, officers and consultants of the Company. The options vest 25% every six months commencing six months after the grant date.

During the year ended December 31, 2020, the Company recognized stock option expense of$1,079,962 (2019- $401,615) for the vested portion of the stock options.

Subsequent to December 31, 2020 the 25,000 shares outstanding with an exercise price of$0.05 have expired.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d)

Stock options (cont’d)

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	2020	2019
Risk-free interest rate	0.40%	1.35%
Expected life of option	5 years	5 years
Expected dividend yield	0%	0%
Expected stock price volatility	169.37%	158.61%
Fair value per option	$0.28	$0.13

Share purchase warrants

The Company’s share purchase warrants outstanding at December 31, 2020 and the changes for the periods then ended, are as follows:

	Outstanding Warrants	Weighted Average Exercise Price
Balance, December 31, 2018	20,683,335	$0.10
Granted	10,629,545	0.21
Exercised	(3,775,001)	0.08
Balance, December 31, 2019	27,537,879	0.14
Granted	6,344,249	0.59
Exercised	(19,202,387)	0.12
Expired	(2,250,000)	0.10
Balance, December 31, 2020	12,429,741	$0.41

As at December 31, 2020, share purchase warrants outstanding were as follows:

Expiry Date	Outstanding Warrants	Exercise Price ($)
May 10, 2022	5,147,220	0.225
May 10, 2022	938,272	0.15
October 22, 2023	5,999,999	0.60
October 22, 2023	344,250	0.40
	12,429,741

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS

Related parties include the Directors and Officers of the Company (key management) and any entities controlled by these individuals. Related parties also include other entities providing key management services to the Company.

The amounts paid or payable to key management or entities providing similar services during the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Staff costs	$169,965	$408,493
Office and administration	41,217	25,500
Stock option expense	884,614	304,346

Total key management compensation	$1,095,796	$738,339

As at December 31, 2020, $126 was owing to a company controlled by the former Chief Executive Officer (2019 - $311,712) for key management services rendered. During the year ended December 31, 2020, the Company extinguished debt of $311,712 to a company controlled by the former Chief Executive Officer and recorded a gain of $80,490.

As at December 31, 2020, $2,955 was owing to the Chief Executive Officer (2019 - $nil) for management fees.

During the year ended December 31, 2019, staff costs include $242,784 in Directors’ bonuses declared in recognition of past services provided to the Company.

12.	NOTES PAYABLE

On May 4, 2020, URI, Inc, received loan proceeds in the amount of $421,346 under the Paycheck Protection Program (“PPP”) in accordance with the terms of a promissory note executed in favor of Celtic Bank Corporation, a Salt Lake City based Small Business Administration (“SBA”) Preferred Lender. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for forgivable loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll costs, rent and utilities. No more than 40% of the amount forgiven can be attributable to non-payroll costs. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of I%, with a deferral of payments for the first six months. According to terms of the promissory note from Celtic Bank, amended with the passing of the Flexibility Act of 2020 signed into law on June 5, 2020, the deferral period for loan payments increased from 6 months to IO months after the end of the borrower’s loan forgiveness covered period. URI’s 24-week covered period began when loan proceeds were received May 4, 2020 and ended October 19, 2020. Based on the changes to the deferral period, the Company has until August 19, 2021 to apply for loan forgiveness before payments on the principal, interest and fees are due.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

13.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration and evaluation of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2020, and the Company is not subject to any externally imposed capital requirements.

14.	FINANCIAL INSTRUMENTS

Financial instruments include cash and receivables and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs based on prices or valuation techniques that are not based on observable market data.

Cash and restricted cash are measured at Level 1 of the fair value hierarchy. The Company classifies its receivables as financial assets measured at amortized cost. Accounts payable and accrued liabilities, notes payable, lease liability and due to related parties are classified as financial liabilities measured at amortized cost. The carrying amounts ofreceivables, accounts payable and accrued liabilities, notes payable, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments.

Discussions of risks associated with financial assets and liabilities are detailed below:

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities are denominated in US dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and due to related parties that are denominated in US dollars. At December 31, 2020, a 10% change in the value to the US dollar as compared to the Canadian dollar would affect net loss and shareholders’ equity by approximately $204,600.

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS (cont’d)

Market Risk

The Company is in the exploration stage and commodity prices are not reflected in operating financial results. However, fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing.

15.	SEGMENTED INFORMATION

The Company operates in a single segment: the acquisition and exploration of mineral properties in the United States.

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2020 include the following:

a)	Transferred $47,248 from contributed surplus to share capital on the exercise of stock options.

b)	Issued 2,571,598 common shares valued at $2,391,586 in connection with an asset acquisition.

Significant non-cash transactions for the year ended December 31, 2019 include the following:

a)	Transferred $167,672 from contributed surplus to share capital when 1,516,667 brokers’ warrants were exercised;

b)	Transferred $69,150 from contributed surplus to share capital on the exercise of3,837,500 stock options.

c)	Issued 938,272 finders’ warrants valued at $103,210 in connection with the private placement; and

d)	Allocated $267,988 from share capital to contributed surplus relating to unit warrants from the private placement.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

17.	INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	2020		2019
Loss before income taxes		$(2,216,861)		$(1,372,678)
Expected income tax (recovery)		(599,000)		(371,000)
Change in statuary foreign tax, foreign exchange		6,000		(17,000)
rates and other
Permanent differences		299,000		111,000
Share issue costs		(80,000)		(45,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses		76,000
Change in unrecognized deductible temporary differences		298,000		322,000
Total income tax expense (recovery)	$		$

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2020	2019
Deferred tax assets (liabilities)
Exploration and evaluation assets	$18,000	$21,000
Property and equipment		27,000
Share issuance costs	100,000	54,000
Investments	20,000
Allowable capital loss	696,000	696,000
Change in unrecognized deductible temporary	1,902,000	1,640,000
	2,736,000	2,438,000
Unrecognized deferred tax assets	$(2,736,000)	$(2,438,000)

The significant components of the companies deferred tax assets and liabilities are as follows:

	2020		2019
Deferred tax assets (liabilities)
Property and equipment and intangibles		$(59,000)	$
Exploration and evaluation assets		$59,000	$
	$		$

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

17.	INCOME TAXES (cont’d)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2020	Expiry date range	2019	Expiry date range
Temporary Differences
Exploration and evaluation assets	$87,000	No expiry	$100,000	No expiry
Property and equipment		No expiry	99,000	No expiry
Share issuance costs	369,000	2041 to 2044	199,000	2040 to 2043
Investments	51,000	No Expiry		No expiry
Allowable capital loss	2,579,000	No expiry	2,579,000	No expiry
Non-capital losses available for future period	7,081,000	2028 to 2040	6,109,000	2028 to 2039

Tax attributes are subject to review, and potential adjustment, by tax authorities.

18.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2020, the Company issued 15,000,000 units for a private placement at a price of $1.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $1.30 for a period of three years. The Company paid commissions totalling $993,015 and issued 758,001 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.00 for three years from closing.

Subsequent to the year ended December 31, 2020 the Company acquired 200,000 lbs of U3O8 for a purchase price of $37.06 per pound or $7,411,017 and an additional 100,000 lbs of U308 for a purchase price of $38.03 per pound or $3,843,000. The spot market purchase was made to de-risk future uranium deliveries.

Subsequent to the year ended December 31, 2020 the Company issued I 0,000 shares pursuant to the exercise of stock options for gross proceeds of $600 ($.06 per share).

Subsequent to the year ended December 31, 2020 the Company issued 427,500 shares pursuant to the exercise of stock options for gross proceeds of$64,125 ($.15 per share).

Subsequent to the year ended December 31, 2020 the Company issued 230,000 shares pursuant to the exercise of stock options for gross proceeds of $28,750 ($.125 per share).

Subsequent to the year ended December 31, 2020 the Company issued 150,000 shares pursuant to the exercise of stock options for gross proceeds of$20,250 ($.135 per share).

Subsequent to the year ended December 31, 2020 the Company issued 25,000 shares pursuant to the exercise of stock options for gross proceeds of$5,125 ($.205 per share).

Subsequent to the year ended December 31, 2020 the Company issued 2,627,084 shares pursuant to the exercise of warrants for gross proceeds of $591,094 ($.225 per share).

Subsequent to the year ended December 31, 2020 the Company issued 1,658,333 shares pursuant to the exercise of warrants for gross proceeds of$995,000 ($.60 per share).